Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2020 Financial Results

BEIJING, CHINA, August 18, 2020 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second quarter 2020 Financial Highlights

•	Total revenues were RMB1,534.8 million (US$[1]217.2 million) in the second quarter of 2020, representing an increase of 64.1 % year-over-year.
•	Gross profit was RMB80.7 million (US$11.4 million) or 5.3% gross margin in the second quarter of 2020, compared with gross loss of RMB20.3 million or -2.2% gross margin in the second quarter of 2019.
•

Non-GAAP gross profit[2], was RMB83.8 million (US$11.9 million) or 5.5% Non-GAAP gross margin in the second quarter of 2020, compared with Non-GAAP gross loss of RMB16.5 million or -1.8% Non-GAAP gross margin in the second quarter of 2019.

•

Net loss was RMB420.1 million (US$59.5 million) or -27.4% net loss margin in the second quarter of 2020, compared with net loss of RMB319.7 million or net loss margin of -34.2% in the second quarter of 2019.

•

Non-GAAP EBITDA[3], was RMB-35.9 million (US$-5.1 million) or -2.3% Non-GAAP EBITDA margin in the second quarter of 2020, compared with RMB-117.6 million or -12.6% Non-GAAP EBITDA margin in the second quarter of 2019.

•	Excluding the one-time IPO-related expenses, normalized Non-GAAP EBITDA[4] was RMB-26.8 million (US$-3.8 million) or -1.7% normalized Non-GAAP EBITDA margin.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues. and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

[3]

Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange loss, changes in fair value of financial instruments and other (income) expense, net. Non-GAAP EBITDA margin is defined as Non-GAAP EBITDA as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

[4]

Normalized Non-GAAP EBITDA is defined as Non-GAAP net loss excluding listing expenses, interest income, interest expense, income tax expense and depreciation and amortization. Normalized Non-GAAP EBITDA margin is defined as normalized Non-GAAP EBITDA as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

“We delivered solid operational and financial results for the second quarter of 2020. Our total revenues increased by 64.1% year-over-year to RMB1,534.8 million, driven by solid growth in both public cloud and enterprise cloud services.” commented Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud. “We will continue to invest in technology, such as edge computing, big data, transcoding and others. We are confident that our cutting-edge technology and ability to effectively execute our strategy will ideally position us to capture the growth opportunities the cloud industry will create in the future.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added that “Despite the uncertain macroeconomic environment, we are pleased to see that we are consistently delivering faster revenue growth than the general public cloud industry in China and continued to improve our bottom-line performance, as we achieving greater economies of scale. It demonstrates our ability to provide quality services to our customers even in challenging market conditions.”

First, our previous guidance for the second quarter ranged from RMB1.50 billion to RMB1.54 billion. The total revenues during the quarter came in at the mid-to-top end of our guidance, at RMB1.535 billion, representing an increase of 64.1% year-over-year. Our enterprise services revenue was RMB246.1 million. Despite the impact of the second wave of the pandemic in June, enterprise cloud services achieved significant growth of 259.3% on a year-over-year and 35.5% on a quarter-over-quarter basis.

Second, we generated a positive gross profit for the fourth consecutive quarter and our adjusted gross margin has now improved for eight quarters in a row. Specifically, the adjusted gross margin increased from -1.8% in the second quarter of 2019 to 5.5% in this quarter, an improvement of 7.3 percentage points.

Third, excluding the one-time IPO-related expenses and other Non-GAAP adjustments, our normalized adjusted EBITDA margin increased as well, up from -12.6% in the second quarter of 2019 to -1.7% in this quarter, representing an improvement of 10.9 percentage points. Adjusted EBITDA margin has now steadily improved for eight consecutive quarters.”

Second quarter 2020 Financial Results

Total Revenues reached RMB1,534.8 million (US$217.2 million), an increase of 64.1% from RMB935.1 million in the same period of 2019. The increases were primarily due to the growth in both public cloud services and enterprise cloud services for our premium customers.

-	Revenues from public cloud services were RMB1,287.1 million (US$182.2 million), representing an increase of 48.6% from RMB866.3 million in the same period of 2019.
-	Revenues from enterprise cloud services were RMB246.1 million (US$34.8 million), representing an increase of 259.3% from RMB68.5 million in the same period of 2019.
-	Other revenues were RMB1.6 million (US$0.2 million).

Cost of revenues was RMB1,454.0 million (US$205.8 million), representing an increase of 52.2% from RMB955.4 million in the same period of 2019, primarily attributable to increase in IDC costs and depreciation and amortization costs, as we continue to grow our business. IDC costs increased by 31.6% to RMB978.4 million (US$138.5 million) from RMB743.5 million in the same period of 2019. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. However, IDC costs as a percentage of total revenues decreased from 79.5% during the same period of last year to 63.8% in the second quarter of 2020. Depreciation and amortization costs increased by 59.1% to RMB217.5 million (US$30.8 million) from RMB136.7 million in the same period of 2019, primarily due to new servers and other fixed assets purchased. As a percentage of total revenues, depreciation and amortization costs decreased from 14.6% during the same period of 2019 to 14.2% in the second quarter of 2020.

Gross profit was RMB80.7 million (US$11.4 million), compared to gross loss of RMB20.3 million in the same period in 2019. Gross margin was 5.3%, representing an increase of 7.5 percentage points from -2.2% in the same period in 2019.

Non-GAAP gross profit was RMB83.8 million (US$11.9 million), compared to Non-GAAP gross loss of RMB16.5 million in the same period in 2019. Non-GAAP gross margin was 5.5%, representing an increase of 7.3 percentage points from -1.8% in the same period in 2019. The increase was primarily due to our continued leverage on economies of scale.

Selling and marketing expenses were RMB109.8 million (US$15.5 million), representing an increase of 39.0% from RMB79.0 million in the same period in 2019, mainly due to the increase in share-based compensation expenses, as well as the salaries and welfare of selling and marketing personnel.

General and administrative expenses were RMB170.4 million (US$24.1 million), an increase of 180.3% from RMB60.8 million in the same period in 2019, mainly due to the increase in share-based compensation expenses from 11.3 million in the second quarter of 2019 to 97.3 million (US$13.8 million) in the second quarter of 2020, as we recognized one-time share-based compensation upon our IPO in May 2020.

Research and development expenses were RMB230.8 million (US$32.7 million), an increase of 60.8% from RMB143.5 million in the same period in 2019, primarily due to the increase in share-based compensation expenses, as well as the salaries and welfare of research and development personnel.

Operating loss was RMB430.3 million (US$60.9 million), compared with RMB303.5 million in the same quarter of 2019.

Net loss was RMB420.1 million (US$59.5 million), compared with RMB319.7 million in the same quarter of 2019.

Non-GAAP net loss was RMB237.7 million (US$33.6 million), compared with RMB235.8 million in the same quarter of 2019.

Non-GAAP EBITDA was RMB-35.9 million (US$-5.1 million), compared with RMB-117.6 million in the same quarter of 2019. Non-GAAP EBITDA margin was -2.3%, compared to -12.6% in the same quarter of 2019. The steady increase of Non-GAAP EBITDA margin was due to the revenue growth and operating leverage. Excluding the one-time IPO-related expenses, normalized Non-GAAP EBITDA was RMB-26.8 million (US$-3.8 million) or -1.7% normalized Non-GAAP EBITDA margin.

Basic and diluted net loss per share was RMB-0.19 (US$-0.03), compared with RMB-0.36 in the same quarter of 2019.

Cash and cash equivalents and short-term investments were RMB5,763.8 million (US$815.8 million) as of June 30, 2020, compared to RMB2,198.4 million as of March 31, 2020. The increase was primarily driven by the net proceeds received from IPO in May 2020.

Outstanding ordinary shares were 3,146,466,493 as of June 30, 2020, equivalent to about 209,764,433 ADSs.

Business Outlook

For the third quarter of 2020, the Company expects total revenues to be between RMB1.67 billion and RMB1.74 billion, representing a year-over-year growth of 67% to 74%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, August 18, 2020, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/9178197. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, August 26, 2020. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 9178197

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross (loss) profit, Non-GAAP gross margin, Non-GAAP EBITDA and Non-GAAP EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross (loss) profit as gross (loss) profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	December 31, 2019	Jun 30, 2020	Jun 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,023,263	3,310,487	468,569
Accounts receivable, net	1,347,481	1,642,276	232,449
Short-term investments	225,425	2,453,343	347,248
Prepayments and other assets	421,938	533,994	75,582
Amounts due from related parties	131,632	112,139	15,872

Total current assets	4,149,739	8,052,239	1,139,720

Non-current assets:
Property and equipment, net	1,720,974	1,834,221	259,617
Intangible assets, net	7,428	7,918	1,121
Prepayments and other assets	36,468	31,657	4,481
Equity investments	114,876	115,917	16,407
Amounts due from related parties	2,336	5,758	815
Operating lease right-of-use assets	—	270,593	38,300

Total non-current assets	1,882,082	2,266,064	320,741

Total assets	6,031,821	10,318,303	1,460,461

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	1,254,589	1,735,686	245,670
Accrued expenses and other current liabilities	949,213	831,331	117,667
Short-term loans	100,000	228,487	32,340
Income tax payable	11,930	19,325	2,735
Amounts due to related parties	104,259	113,229	16,027
Operating lease liabilities	—	66,298	9,384

Total current liabilities	2,419,991	2,994,356	423,823

Non-current liabilities
Long-term bank loan	74,351	74,351	10,524
Deferred tax liabilities	206	118	17
Operating lease liabilities	—	205,656	29,109

Total non-current liabilities	74,557	280,125	39,650

Total liabilities	2,494,548	3,274,481	463,473

Mezzanine equity:
Series B convertible preferred shares	337,268	—	—
Series C redeemable convertible preferred shares	1,043,147	—	—
Series D redeemable convertible preferred shares	5,965,273	—	—
Series D+ redeemable convertible preferred shares	388,844	—	—

Total mezzanine equity	7,734,532	—	—

Shareholders’ deficit:
Series A convertible preferred shares	123,186	—	—
Ordinary shares	5,558	21,497	3,043
Additional paid-in capital	91,746	12,139,745	1,718,270
Accumulated deficit	(4,902,097)	(5,653,611)	(800,218)
Accumulated other comprehensive income	484,348	536,380	75,920

Total Kingsoft Cloud Holdings Limited shareholders’ deficit	(4,197,259)	7,044,011	997,015
Noncontrolling interests	—	(189)	(27)

Total deficit	(4,197,259)	7,043,822	996,988

Total liabilities, mezzanine equity and shareholders’ deficit	6,031,821	10,318,303	1,460,461

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2019	March 31, 2020	Jun 30, 2020	Jun 30, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	866,348	1,208,514	1,287,139	182,183	1,629,183	2,495,653	353,237
Enterprise cloud services	68,465	181,587	246,081	34,831	151,431	427,668	60,532
Others	309	862	1,535	217	309	2,397	339

Total revenues	935,122	1,390,963	1,534,755	217,231	1,780,923	2,925,718	414,108

Cost of revenues	(955,407)	(1,320,192)	(1,454,011)	(205,802)	(1,846,281)	(2,774,203)	(392,663)

Gross (loss) profit	(20,285)	70,771	80,744	11,429	(65,358)	151,515	21,445
Operating expenses:
Selling and marketing expenses	(79,013)	(87,968)	(109,775)	(15,538)	(131,831)	(197,743)	(27,989)
General and administrative expenses	(60,782)	(75,977)	(170,421)	(24,122)	(95,912)	(246,398)	(34,875)
Research and development expenses	(143,468)	(195,650)	(230,828)	(32,672)	(267,832)	(426,478)	(60,364)

Total operating expenses	(283,263)	(359,595)	(511,024)	(72,332)	(495,575)	(870,619)	(123,228)

Operating loss	(303,548)	(288,824)	(430,280)	(60,903)	(560,933)	(719,104)	(101,783)
Interest income	23,699	10,095	20,937	2,963	49,685	31,032	4,392
Interest expense	(2,025)	(1,884)	(1,791)	(253)	(4,925)	(3,675)	(520)
Foreign exchange loss	(38,625)	(40,144)	(2,883)	(408)	(13,832)	(43,027)	(6,090)
Changes in fair value of financial instruments	—	198	—	—	—	198	28
Other income (expense), net	2,652	(5,259)	(4,342)	(615)	13,588	(9,601)	(1,359)

Loss before income taxes	(317,847)	(325,818)	(418,359)	(59,216)	(516,417)	(744,177)	(105,332)
Income tax expense	(1,892)	(5,829)	(1,697)	(240)	(4,682)	(7,526)	(1,065)

Net loss	(319,739)	(331,647)	(420,056)	(59,456)	(521,099)	(751,703)	(106,397)
Less: net (loss) income attributable to noncontrolling interests	—	(306)	117	17	—	(189)	(27)

Net loss attributable to Kingsoft Cloud Holdings Limited	(319,739)	(331,341)	(420,173)	(59,473)	(521,099)	(751,514)	(106,370)
Accretion to redemption value of redeemable convertible preferred shares	—	(19,768)	—	—	—	(19,768)	(2,798)

Net loss attributable to ordinary shareholders	(319,739)	(351,109)	(420,173)	(59,473)	(521,099)	(771,282)	(109,168)

Net loss per share:
Basic and diluted	(0.36)	(0.39)	(0.19)	(0.03)	(0.59)	(0.49)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	894,711,200	898,305,836	2,218,943,950	2,218,943,950	882,649,211	1,565,900,651	1,565,900,651
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	66,881	51,349	683	97	14,632	52,032	7,365

Comprehensive loss	(252,858)	(280,298)	(419,373)	(59,359)	(506,467)	(699,671)	(99,032)
Less: Comprehensive (loss) income attributable to noncontrolling interests	—	(306)	117	17	—	(189)	(27)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(252,858)	(279,992)	(419,490)	(59,376)	(506,467)	(699,482)	(99,005)
Accretion to redemption value of redeemable convertible preferred shares	—	(19,768)	—	—	—	(19,768)	(2,798)

Comprehensive loss attributable to ordinary shareholders	(252,858)	(299,760)	(419,490)	(59,376)	(506,467)	(719,250)	(101,803)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Jun 30, 2019	March 31, 2020	Jun 30, 2020	Jun 30, 2020
	RMB	RMB	RMB	US$
Gross (loss) profit	(20,285)	70,771	80,744	11,429
Adjustments:
– Share-based compensation expenses	3,824	3,426	3,009	426
Adjusted gross (loss) profit	(16,461)	74,197	83,753	11,855

	Three Months Ended
	Jun 30, 2019	March 31, 2020	Jun 30, 2020
Gross margin	-2.2%	5.1%	5.3%
Adjusted gross margin	-1.8%	5.3%	5.5%

	Three Months Ended
	Jun 30, 2019	March 31, 2020	Jun 30, 2020	Jun 30, 2020
	RMB	RMB	RMB	US$
Net Loss	(319,739)	(331,647)	(420,056)	(59,456)
Adjustments:
– Share-based compensation expenses	48,000	43,084	175,148	24,791
– Foreign exchange loss	38,625	40,144	2,883	408
– Changes in fair value of financial instruments	—	(198)	—	—
– Other (income) expense, net	(2,652)	5,259	4,342	615
Adjusted net loss	(235,766)	(243,358)	(237,683)	(33,642)

Adjustments:
– Interest income	(23,699)	(10,095)	(20,937)	(2,963)
– Interest expense	2,025	1,884	1,791	253
– Income tax expense	1,892	5,829	1,697	240
– Depreciation and amortization	137,995	206,362	219,227	31,030
Adjusted EBITDA	(117,553)	(39,378)	(35,905)	(5,082)
-IPO expenses	—	5,288	9,119	1,291
Excluding IPO expenses, normalized Non-GAAP EBITDA	(117,553)	(34,090)	(26,786)	(3,791)

	Three Months Ended
	Jun 30, 2019	March 31, 2020	Jun 30, 2020
Net loss margin	-34.2%	-23.8%	-27.4%
Adjusted net loss margin	-25.2%	-17.5%	-15.5%
Adjusted EBITDA Margin	-12.6%	-2.8%	-2.3%
Normalized Non-GAAP EBITDA Margin	-12.6%	-2.5%	-1.7%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Jun 30, 2019	Jun 30, 2020	Jun 30, 2020
	RMB	RMB	US$
Net cash used in operating activities	(2,282)	(2,568)	(363)
Net cash generated from (used in) investing activities	376,493	(2,673,218)	(378,369)
Net cash (used in) generated from financing activities	(266,120)	4,006,944	567,146
Effect of exchange rate changes on cash and cash equivalents	4,749	9,457	1,338
Net increase in cash and cash equivalents	108,091	1,331,158	188,414
Cash and cash equivalents at beginning of period	1,633,028	1,969,872	278,817
Cash and cash equivalents at end of period	1,745,868	3,310,487	468,569